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SECU 11017518 ISSION

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2011
WASH, D.C.
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SEC FILE NUMBER
8- 18860

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LaSalle St. Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

940 Industrial Drive
(No. and Street)

Elmhurst (City) **Illinois** (State) **60126** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Regan Beaver **630-600-0309**
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion in contained in this Report*

Trimarco, Radencich, Schwartz & Mrazek, LLC
(Name - *if individual, state last, first middle name*)

1775 Legacy Circle (Address) **Naperville** (City) **Illinois** (State) **60563** (Zip Code)

CHECK ONE:

- X Certified Public Accountant-PCAOB Registered
- ☐ Public Accountant
- ☐ Acountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ___**Daniel Schlesser**____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______**LaSalle St. Securities, LLC**__ ____, as of ____**December 31**______________________________, **2010**_______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

OFFICIAL SEAL
KYM TINERELLA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/21/11

This report ** contains (check all applicable boxes):

X (a) Facing Page
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole proprietors' Capital.
☐ (f) Statement of Changes in Liabilities subordinated to claims of creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation
X (m) A Copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent Auditors Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions or this filing, see section 240. 17a-5(e)(3).*

LASALLE ST. INVESTMENT ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010

CONTENTS

Trimarco
Radencich
Schwartz &
Mrazek, LLC

1775 Legacy Circle
Naperville IL 60563
P630.505.0051
F630.505.0052
www.tsrcpa.com

To the Member of
LaSalle St. Investment Advisors, LLC
Elmhurst, Illinois

INDEPENDENT ACCOUNTANTS' COMPILATION REPORT

We have compiled the accompanying statement of financial condition of LaSalle St. Investment Advisors, LLC as of December 31, 2010, and the related statements of income and member's equity and cash flows for the year then ended. We have not audited or reviewed the accompanying financial statements and, accordingly do not express an opinion or provide any assurance about whether the financial statements are in accordance with accounting principles generally accepted in the United States of America.

Management is responsible for the preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.

Trimarco, Radencich, Schwartz & Mrazek LLC

Trimarco, Radencich, Schwartz & Mrazek, LLC

January 27, 2011
Naperville, Illinois

LASALLE ST. INVESTMENT ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Due from affiliated company	$	187,426
Other assets		79
Total assets	$	187,505

MEMBER'S EQUITY

Total member's equity	$	187,505

See accountants' report and notes to financial statements.

LASALLE ST. INVESTMENT ADVISORS, LLC

STATEMENT OF INCOME AND MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2010

Revenues:		
Advisory fees	$ 3,140,293	
Total revenues		$ 3,140,293
Expenses:		
Commissions and clearing fees	2,826,264	
Dues and subscriptions	2,495	
Occupancy	30,000	
Office expense	14,400	
Salaries	153,508	
Other expenses	5,054	
Total expenses		3,031,721
Net income		108,572
Member's equity at beginning of year		121,833
Member's distributions		(42,900)
Member's equity at end of year		$ 187,505

See accountants' report and notes to financial statements.

LASALLE ST. INVESTMENT ADVISORS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:		
Net income	$ 108,572	
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in other assets	104	
Net cash provided by operating activities		$ 108,676
Cash flows from financing activities:		
Member's distributions paid	(42,900)	
Increase in due from affiliated company	(65,776)	
Net cash used by financing activities		(108,676)
Net change in cash		-
Cash at beginning of year		-
Cash at end of year		$ -

See accountants' report and notes to financial statements.

LASALLE ST. INVESTMENT ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a Delaware limited liability company owned by McDermott Holdings I Limited Partnership. The Company is a registered investment advisor and provides investment advisory services for companies and individuals throughout the country.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash

For purposes of the statement of cash flows, the Company considers all short-term debt securities with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the return of the member and taxed depending on its tax situation. The financial statements do not reflect a provision for federal income taxes.

NOTE 2. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with a company affiliated through common ownership. The agreement calls for payments by the Company of $13,700 per month for occupancy costs, salaries, software costs and office supplies. Payments under this agreement for the year ended December 31, 2010 were $164,400.

See accountants' report.

NOTE 3. ACCOUNTING FOR UNCERTAIN TAX POSITIONS

The Company follows the provisions of the accounting standard regarding "Accounting for Uncertain Tax Positions". This accounting standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the enterprise's financial statements. It requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The adoption of this standard had no material effect on the Company's financial position, results of operations, or cash flows. The tax years of 2009 remain subject to examination by the taxing authorities.

The Company includes penalties and interest assessed by income taxing authorities in operating expenses. The Company did not have penalties and interest expense for the year ended December 31, 2010.

NOTE 4. MEMBER LIABILITY, INTERESTS, RIGHTS, PREFERENCES AND PRIVILEGES

The Company is an Delaware limited liability company established in 1999 with a term that is perpetual. The Company's Operating Agreement specifies the following information relating to its member:

Member liability limitation
Rights and obligations of membes
Member contributions to the Company and capital accounts
Allocations, income taxes, distributions, elections and reports of membes
Transferability and redemption of member interests
Additional members

See accountants' report.